UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	GPB Eurobond Finance PLC

B.	(1)	This is [check one]:

	☒	an original filing for the Filer

	☐	an amended filing for the Filer

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

	Name of registrant:	GPB Eurobond Finance PLC

	Form type:	Form CB

	File number (if known):	005-87729

	Filed by:	GPB Eurobond Finance PLC

	Date filed (if filed concurrently, so indicate)	December 2, 2013 (filed concurrently)

D.	The Filer is incorporated or organized under the laws of Ireland and has its principal place of business at: 5 Harbourmaster Place IFSC Dublin 1 Ireland Tel. +353 1 680 6000

E.

The Filer designates and appoints Law Debenture Corporate Services Inc (“Agent”) located at:

400 Madison Avenue, 4th Floor

New York, NY 10017

Tel: (212) 750 6474

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on December 2, 2013 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dublin, Ireland, this 2nd day of December, 2013.

Filer: GPB Eurobond Finance PLC	By:	/s/ David McGuinness
	Name:	David McGuinness
	Title:	Director

This statement has been signed by the following persons in the capacities and on the dates indicated.

Law Debenture Corporate Services Inc.
As agent for Service of Process for GPB Eurobond Finance PLC

By:	/s/ Amy Segler
Name:	Amy Segler
Title:	Service of Process Officer

Date: December 2, 2013